Exhibit 4.24
INDEMNITY AND EXCULPATION agreement

THIS AGREEMENT, dated as of August 1, 2005, is between XTL Biopharmaceuticals Ltd., an Israeli company with its principal offices in Kiryat Weizmann Science Pk, Bldg 3, third floor, Nes Ziona, Israel (the “Company”), and _______________________, and individual whose address is _____________________________________________________________ (the “Indemnitee”).

WHEREAS,  the Indemnitee is an Office Holder of the Company (as defined below);

WHEREAS,  both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of a public company;

WHEREAS,  the Articles of Association of the Company authorize the Company to indemnify Office Holders; and

WHEREAS,  in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and Indemnitee’s reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection promised by the Articles of Association will be available to Indemnitee (regardless of, among other things, any amendment to or revocation or any change in the composition of the Company’s Board of Directors or the Company’s management or acquisition of the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses (whether partial or complete) to Indemnitee to the fullest extent permitted by law and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and intending to be legally bound hereby, the parties hereto agree as follows:

1. CERTAIN DEFINITIONS
1.1
Expenses: includes reasonable costs of litigation, including attorney’s fees, expended by the Indemnitee or for which the Indemnitee has been charged by a court. Expenses shall also include, without limitation and to the fullest extent permitted by applicable law, all expenses reasonably incurred in defending any claim (including investigation and pre-litigation negotiations) and any security or bond that the Indemnitee may be required to post in connection with an Indemnifiable Event (as defined below).

1.2	Office Holder: as such term is defined in the Israeli Companies Law, 5759-1999.
2. INDEMNIFICATION AND ADVANCEMENT OF EXPENSES
2.1
The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law, for any liability and Expense that may be imposed on Indemnitee, up to an aggregate of $4million, due to an act performed or failure to act by him in his capacity as an Office Holder of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof for (the following shall be hereinafter referred to as “Indemnifiable Events”):

2.1.1
monetary liability imposed on the Indemnitee in favour of a third party in a judgment (which third parties include, without limitation and to the fullest extent permitted by applicable law, any governmental entity), including a settlement or an arbitration award confirmed by a court, for an act that the Indemnitee performed by virtue of being an Office Holder of the Company; and

2.1.2
reasonable costs of litigation, including attorneys’ fees, expended by the Indemnitee or for which the Indemnitee has been charged by a court, in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was found innocent, or in a criminal offence in which the Indemnitee was convicted and in which a proof of criminal intent is not required.

2.2.
The indemnification undertaking made by the Company shall be only with respect to such events as are described in Schedule A attached hereto. The maximum amount payable by the Company under all indemnification agreements with all the non-Executive Directors of the Company shall not exceed four million dollars measured promptly after receipt by the Indemnitee of notice of the commencement of any action, suit or proceeding to be made against the Company.

2.3
If so requested by the Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee’s reasonable litigation Expenses with respect to which the Indemnitee is entitled to be indemnified under Sections 2.1 and 2.2 above.

2.4
The Company’s obligation to indemnify the Indemnitee and advance Expenses in accordance with this Agreement shall be for such period as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the foregoing positions, whether or not the Indemnitee is still serving in such positions.

3. GENERAL LIMITATIONS ON INDEMNIFICATION
If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by the Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid (unless the Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that the Indemnitee should be indemnified under applicable law, in which event the Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed) and shall not be obligated to indemnify or advance any additional amounts to the Indemnitee (unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement).

The Company undertakes that in the event of a Change in Control, the Company’s obligations under this Agreement shall continue to be in effect following such Change in Control, and the Company shall take all necessary actions to ensure that the party acquiring control of the Company shall independently undertake to continue in effect this Agreement, to maintain the provisions of the Articles of Association allowing indemnification and to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfil its obligations hereunder.

“Change of Control” means any merger or consolidation of the Company with or into another entity, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets or shares of the Company are sold.

4. NO WAIVER

No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

5. SUBROGATION

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.
6. REIMBURSEMENT

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against the Indemnitee to the extent the Indemnitee has otherwise actually received payment (under any insurance policy or otherwise) of the amounts otherwise indemnifiable hereunder. Any amounts paid to the Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7. EFFECTIVENESS

SUBJECT TO THE RECEIPT OF ALL THE REQUIRED APPROVALS IN ACCORDANCE WITH THE ISRAELI LAW, INCLUDING THE APPROVALS OF THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF THE COMPANY, THIS AGREEMENT SHALL BE IN FULL FORCE AND EFFECT AS OF THE DATE HEREOF.

8. NOTIFICATION AND DEFENSE OF CLAIM

Promptly after receipt by the Indemnitee of notice of the commencement of any action, suit or proceeding, the Indemnitee will, if a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement hereof; but the omission so to notify the Company will not relieve the Company from any liability which it may have to the Indemnitee otherwise than under this Agreement. With respect to any such action, suit or proceeding as to which the Indemnitee notifies the Company of the commencement thereof and without derogating from Section 2.1:

The Company will be entitled to participate therein at its own expense;

8.1
To the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defence thereof, with counsel reasonably satisfactory to the Indemnitee, provided, however, that the Company will not be entitled to do so if Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defence of such action.

8.2	The Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding at the expense of the Company.
8.3
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its prior written consent - not to be unreasonably withheld. The Company shall not settle any action or claim in any manner that would impose any penalty, liability or limitation on the Indemnitee without the Indemnitee’s prior written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9. EXCULPATION

The Company hereby exempts the Indemnitee, to the fullest extent permitted by law, from any liability for damages caused as a result of the Indemnitee’s breach of the duty of care to the Company, provided that the Indemnitee shall not be exempt with respect to any action or omission as to which, under applicable law, the Company is not entitled to exculpate the Indemnitee.

10. NON-EXCLUSIVITY

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights the Indemnitee may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the indemnification period the rights of the then existing Office Holders are more favourable to such Office Holders than the rights provided thereunder or under this Agreement to the Indemnitee, the Indemnitee shall be entitled to the full benefits of such more favourable rights.

11. BINDING EFFECT

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company, spouses, heirs and personal and legal representatives. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as an Office Holder of the Company or of any other enterprise at the Company’s request, provided that the claim for indemnification relates to an Indemnifiable Event.

12. SEVERABILITY

The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

13. GOVERNING LAW

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

14. ENTIRE AGREEMENT AND TERMINATION

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement. No supplement, modification, amendment, termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

XTL Biopharmaceuticals Ltd. Name: _________________________________ Date: _________________________________ Signature: ______________________________	Non-Executive Director Name: _________________________________ Date: __________________________________ Signature: ______________________________

Schedule A

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company
2.	Anti-competitive acts and acts of commercial wrongdoing
3.	Acts in regard to invasion of privacy including with respect to databases and acts in regard of slander
4.	Acts in regard to copyrights, patents, designs and any other intellectual property rights, and acts in regard to defects in the Company’s products or services
5.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision
6.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard to the Company’s business
7.
Claims relating to the offering of securities, claims relating to violations of securities laws of any jurisdiction and claims arising out of the Company’s status as a publicly-traded company, including, without limitation, fraudulent disclosure claims, failure to comply with SEC disclosure rules and other claims relating to relationships with investors and the investment community

8.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims and other claims relating to relationships with investors and the investment community
9.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction
10.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws
11.	Violations of any law or regulation governing domestic and international telecommunications in any jurisdiction